
August 10, 2023

Rohan Mittal
Chief Financial Officer
Yatra Online, Inc.
Gulf Adiba, Plot No. 272
4th Floor, Udyog Vihar, Phase-II
Sector-20, Gurugram - 122008
Haryana , India

      Re: Yatra Online, Inc.
          Form 20-F for the Fiscal Year Ended March 31, 2022
          Filed August 1, 2022
          File No. 001-37968

Dear Rohan Mittal:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation